UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 30, 2018	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated July 30, 2018 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about QIP and ADR Issue Opening.

Date: July 30, 2018

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Sub: Proposed qualified institutions placement(“QIP”) of equity shares of face value Rs. 2 each (“Equity Shares”) and issue of American Depository Receipts (“ADRs”), each ADR representing three Equity Shares (the “ADR Offering”)by HDFC Bank Limited (“Bank”)for an amount upto Rs. 15,500 crore

Further to our letter dated July 26, 2018, we wish to inform you that pursuant to the approval accorded by the Board of Directors (“Board”) of the Bank, at its meeting held on December 20, 2017and the special resolution passed by the shareholders of the Bank on January19, 2018, the Committee of Directors (“Committee”) has, at its meeting held today i.e. July 30, 2018, inter-alia, passed resolutions for the following:

I.	In relation to the QIP:

a.	Authorised the opening of the QIPtoday, i.e. July 30, 2018;

b.

Approved the floor price for the QIP being Rs.2,179.13 per Equity Share based on the pricing formula as prescribed under Regulation 85(1) of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended (“SEBI ICDR Regulations”) (the “Floor Price”) and the Committee may at its absolute discretion, offer a discount of not more than 5% on the Floor Price in accordance with Regulation 85 of the SEBI ICDR Regulations; and

c.	Approved and adopted the preliminary placement document dated July 30, 2018 (the “Preliminary Placement Document”) in connection with the QIP.

In relation to the QIP, the Preliminary Placement Document dated July 30, 2018is being filed with your office on July 30, 2018.

We further wish to inform you that the ‘Relevant Date’ for the purpose of the QIP, in terms of Regulation 81(c)(i) of the SEBI ICDR Regulations is July 30, 2018 and accordingly the aforementioned Floor Price has been determined.

II.	In relation to the ADR Offering:

a.	authorized the opening of the ADR Offering today (i.e. July 30, 2018); and

b.	approved the preliminary prospectus supplement dated July 30, 2018, in connection with the ADR Offering

The ‘Relevant Date’ for the purpose of the ADR Offering, in accordance with the Depository Receipts Scheme, 2014 (the “DR Scheme”) is July 30, 2018 and accordingly the floor price in respect of the ADR Offering, based on the provisions of the DR Scheme is Rs. 2,179.13 per Equity Share.

Pursuant to the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 and the Securities Dealing Code of the Bank, the trading window for dealing in the securities of the Bank has been closed for the purpose of the QIP and ADR Offering, with effect from close of market hours on July 30, 2018 up to August 15, 2018.

We request you to take the above on record and the same be treated as compliance under Regulation 30 and other applicable regulations of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President (Legal) & Company Secretary